UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

COCA-COLA FEMSA’S 2021 INTEGRATED REPORT:

RE- EVOLUTION

Mexico City, March 28th, 2022 - Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA, “KOF” or the “Company”), released its Integrated Annual Report 2021: "Re-Evolution,” highlighting its operational, financial, and non-financial achievements for the year driven by its strategic framework and purpose. The report provides further information on the Company’s key initiatives in its portfolio, omnichannel, sustainability, and culture fronts.

"This year highlighted our business’s resilience, adaptability, and agility. Our resilience was evident in our company’s ability to protect the safety and wellbeing of our people; while delivering solid results across all of our strategic fronts—from portfolio management and digital transformation to milestones in sustainable development,” said John Santa Maria Otazua, CEO of Coca-Cola FEMSA.

Mr. Santa Maria added, “Aligned with our purpose and our strategy, we are working across six strategic corridors: build out an open omnichannel platform; develop a winning consumer-centric portfolio; foster an agile, digital savvy, people-centric culture; place sustainability at the heart of our organization; digitalize our core; and actively pursue value-enhancing acquisitions.”

The main achievements presented include:

Business and financial highlights

•	The Company’s total sales volume reached 3.5 billion unit cases, with total revenues increasing 6.1% to Ps. 194.8 billion and operating income increasing 8.6% to Ps. 27.4 billion, while successfully navigating a dynamic environment.
•	The Company accelerated the expansion of its customer-centric omnichannel commercial platform (B2B) and increased the number of home delivery routes across the direct-to-home channel (D2C).
•	The Company recently closed its acquisition of CVI, a Coca-Cola franchise bottler with operations in southern Brazil. It also acquired Brazilian beer brand Therezópolis.

Sustainable financing

•	In its sustainability financing section, the report includes an update of the allocation of its US$705 million Green Bond issued in international markets in 2020.
•	The Company reported the use of proceeds of US$114.64 million in 2021, which results in the accumulated use of proceeds of US$350.12 million between 2018 and 2021.
•	The accumulated use of proceeds was allocated to eligible green projects in three main categories, according to the Green Bond Framework: 90.9% in circular economy; 3.9% in water stewardship; and 5.2% in climate action.

Circular economy

•	In 2021, Coca-Cola FEMSA invested US$93.19 million in circular economy, which helped it to utilize a total of 83,085 tons of recycled materials in its operations.
•	This enabled it to reach an average of 31% recycled PET resin (rPET) in its plastic bottles, while collecting over 122 thousand tons of plastic bottles.

Water stewardship

•	Coca-Cola FEMSA issued the first sustainability-linked bonds in the Mexican market for Ps. 9.4 billion (US$470 million) in September 2021.
•	This first issuance is committed to the achievement of a water use ratio of 1.26 liters of water per liters of beverage produced by 2026. Notably, during 2021, the Company achieved a water use ratio of 1.47 liters of water per liter of beverage produced, an industry benchmark.

Climate action

•	In June 2020, Coca-Cola FEMSA became the first Mexican company and the third in Latin America to obtain approval from the Science Based Targets initiative (SBTi) for its emissions reduction goals.
•	At the end of 2021, compared to a 2015 baseline, the Company supplied 53% of the electricity used in its bottling operations with energy from renewable sources, while reducing 28% absolute GHG emissions from its operations and 14% from its value chain.

Coca–Cola FEMSA Integrated Annual Report 2021, “Re-Evolution” March 28th, 2022	Page 1

Coca-Cola FEMSA’s Integrated Annual Report 2021, “Re-Evolution,” was developed following the guidelines of the International Integrated Reporting Council (IIRC) and in accordance with the Global Reporting Initiative (GRI) Standards, as well as material indicators of the Sustainability Accounting Standard’s Board (SASB) for the non-alcoholic beverage industry. Furthermore, this report elaborates on the Company’s annual Communication on Progress (COP) to the United Nations Global Compact, included by FEMSA in its 2021 report.

The complete integrated report 2021 is available on www.coca-colafemsa.com.

About Coca-Cola FEMSA

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela.

For further information, please visit www.coca-colafemsa.com

For further information, please contact:

Coca-Cola FEMSA

Investor Relations

Jorge Collazo

Lorena Martin

Marene Aranzabal

José Enrique Solís

kofmxinves@kof.com.mx

Sustainability

Luis Darío Ochoa

Rosaura Castañeda

Elena Huante

Fernanda Turcott

Daniel Insulza

sostenibilidad@kof.com.mx

Corporate Communication

Aurea Patiño Garza

aurea.patino@kof.com.mx

Diana Pino Quintana

diana.pino@kof.com.mx

Aldana Solano Blanco

aldana.solano@kof.com.mx

FEMSA

Corporate Communication

Erika De la Peña Ibarra

erika.delapena@femsa.com

Oscar Martínez Hernández

oscarf.martinez@femsa.com.mx

Coca–Cola FEMSA Integrated Annual Report 2021, “Re-Evolution” March 28th, 2022	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: March 28, 2022